

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2017

Via E-mail
James Bedar, Esq.
Brown Rudnick LLP
One Financial Center
Boston, Massachusetts 02111

> **Re: Tropicana Entertainment Inc.**
> **Schedule TO-I**
> **Filed June 23, 2017 by Tropicana Entertainment Inc., Icahn Enterprises**
> **Holdings L.P., et al.**
> **File No. 005-85365**

Dear Mr. Bedar:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. Disclosure indicates that this is a simultaneous combined offer consisting of an offer by the Company and an offer by Icahn Enterprises with the offer being made severally, and not jointly, by each party for 800,000 and 4,780,000 shares of common stock, respectively. As I indicated during my telephone conversation yesterday with your colleagues Caitlin MacDowell and Phillip Flink, under current staff interpretation, issuers, but not third party offerors have been permitted to make similar modified "dutch auction" tender offers subject to specific conditions. Refer to Exchange Act Release No. 23421 (footnote 64) as well as the Alliance Semiconductor Corporation No-Action Letter (September 22, 2006). Please advise how Icahn Enterprises may make such offer consistent with the requirements of Regulation 14E, including Exchange Act Rule 14e-1(b).

2.   In light of the preceding comment, it appears that Icahn Enterprises is arranging to purchase shares of common stock outside the tender offer being conducted by the Company. Please advise how such arrangement to purchase and eventual purchase of these securities is consistent with the prohibition set forth in Exchange Act Rule 14e-5. Similarly, please advise how such purchase would be consistent with the prohibition set forth in Exchange Act Rule 13e-4(f)(6).

Cautionary Note on Forward-Looking Statements, page 12

3.   We note the disclosure in the first sentence of the first paragraph on page 12. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov.

Proration, page 17

4.   Please advise how proration based on the combined offers would be consistent with Exchange Act Rule 13e-4(f)(3) and would provide the same proration results as proration based on only the issuer tender offer.

Withdrawal Rights, page 26

5.   The reference to the outside date of August 21, 2017 after which time holders may withdraw tendered shares appears to be consistent with the requirements of Exchange Act section 14(d)(5). However, please advise how this is consistent with the requirement set forth in Exchange Act Rule 13e-4(f)(2)(ii).

6.   The last paragraph of this section references Exchange Act Rule 13e-4(f)(5), but disclosure elsewhere in the Offer to Purchase, as well as the front cover page of the Schedule TO, indicates that the transaction is also a third party tender offer subject to Regulation 14D. Please advise.

Conditions of the Tender Offer, page 30

7.   We note the condition described in the second to last bullet point on page 31 relating to "the judgment of the Board of Directors of the Company" that the consummation of the Offer shall impair the capital surplus of the Company within the meaning of Section 160 of General Corporation Law of the State of Delaware…" We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or

indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise to include an objective standard, such as a standard of reasonableness, against which the Company's discretion may be judged. We note that the Company has used a reasonableness standard with respect to other applicable conditions in this section.

8.   Refer to the last bullet point on page 31. With a view towards disclosure, please advise us whether the Company is aware of, or anticipates that its acceptance for payment, purchase or payment for any shares tendered in the Offer will violate or conflict with, or otherwise be contrary to, the Company's existing credit facilities then in place as of the time of the Offer.

9.   We note the disclosure in the last paragraph on page 32 relating to the offerors' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the offerors fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offerors decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the offerors may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the offerors' understanding on both points in your response letter.

Source and Amount of Funds, page 33

10.   We note the disclosure that "[a]ssuming the maximum number of 5,580,000 shares is properly tendered in the Offer, at the maximum purchase price of $45 per share, the aggregate purchase price will be approximately $251.1 million." Please disclose the minimum aggregate consideration to be paid if the determined purchase price is at the bottom of the range. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986).

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions